FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of December 12, 2002

TUBES OF STEEL OF MEXICO, S.A. (Translation of Registrant’s name into English)

TUBOS DE ACERO DE MEXICO, S.A. Edificio Parque Reforma Campos Eliseos #400 Mexico, D.F., 11560 Mexico (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This report on Form 6-K shall be incorporated by reference into the registration statement on Form F-4 (File No. 333-99769) of Tenaris S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2002

Tubos de Acero de Mexico, S.A.

By: /s/ Gerardo Varela Gerardo Varela Chief Financial Officer	By: /s/ Cecilia Bilesio Cecilia Bilesio Corporate Affairs